INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 25, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant” or “Trust”) (File Nos. 333-122901 and 811-21719) on behalf of the WCM Focused International Opportunities Fund and WCM Quality Dividend Growth Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 15, 2024, regarding Post-Effective Amendment No. 1227 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on February 28, 2024, relating to the WCM Focused International Opportunities Fund and WCM Quality Dividend Growth Fund (the “Funds”), each a series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Funds’ completed fees and expenses table, expense example and performance to the Commission for review at least five business days prior to filing the Amendment.

Response: The Funds’ completed fees and expenses tables, expense examples and updated performance are contained in Appendix A.

2.	Footnote 1 to the WCM Focused International Opportunities Fund’s fees and expenses table states that “[t]he Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full years after the date of the waiver or payment.” Please remove “full” from the disclosure.

Response: The Registrant has revised the footnote disclosure as requested.

3.	For the WCM Focused International Opportunities Fund, if there has been a fee change for the Fund or if the Fund was managed differently for a period of time, it should be reflected in the narrative disclosure above the bar chart. Please confirm and add disclosure if applicable.

Response: The Registrant has revised the disclosure as follows:

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Institutional Class Shares and by showing how the average annual total returns of each class of the Fund compare with the average annual total returns of a broad-based market index. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ. Prior to August 15, 2023, the Fund had a policy to invest at least 80% of its net assets in equity securities or depositary receipts of small- to mid- capitalization companies domiciled outside of the United States. Performance results shown in the bar chart and performance table below for periods prior to August 15, 2023, reflect the Fund’s previous investment strategy. Updated performance information is available at the Fund’s website www.wcminvestfunds.com, or by calling the Fund at 1-888-988-9801. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

Prior Performance

4.	Please confirm that the net returns of the private accounts included in each composite are shown net of all fees and expenses including any sales loads, if any, that may have been charged with respect to those private accounts.

Response: The net returns of each composite do not reflect all fees and expenses of the private accounts included in the composite. The net returns of each composite are calculated using the highest management fee currently imposed by the Advisor on client accounts with investment objectives, policies and strategies substantially similar to those used in managing the Funds. In addition, each composite’s annual returns table provides “Net Returns, after certain fees*” and includes a footnote that (i) states that net returns for the composite “are calculated using the maximum annual management fee” and (ii) explains that “[t]he fees of accounts included in the composite are lower than the anticipated operating expenses of the [Fund] and accordingly, the performance results of the composite are higher than what the Fund’s performance would have been.” The private accounts included in the composite are not charged any sales loads.

5.	Supplementally represent that the Advisor maintains the books and records necessary to form the basis for the calculation of the composite’s performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Advisor has represented that it maintains the books and records necessary to form the basis for the calculation of the composite’s performance as required by Rule 204-2(a)(16) under the Advisers Act.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

WCM Focused International Opportunities Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

		Investor Class Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.00%		1.00%
Distribution (Rule 12b-1) fee		0.25%		None
Other expenses		1.05%		1.05%
Shareholder service fee	0.07%		0.07%
All other expenses	0.98%		0.98%
Total annual fund operating expenses		2.30%		2.05%
Fees waived and/or expenses reimbursed[1]		(0.80%)		(0.80%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1]		1.50%		1.25%

[1]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), professional fees related to services for the collection of foreign tax reclaims, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.50% and 1.25% of the average daily net assets of the Fund’s Investor Class and Institutional Class shares, respectively. This agreement is in effect through April 30, 2034, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

 Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class	$153	$474	$818	$1,791
Institutional Class	$127	$397	$686	$1,511

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Institutional Class Shares and by showing how the average annual total returns of each class of the Fund compare with the average annual total returns of a broad-based market index. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ. Prior to August 15, 2023, the Fund had a policy to invest at least 80% of its net assets in equity securities or depositary receipts of small- to mid- capitalization companies domiciled outside of the United States. Performance results shown in the bar chart and performance table below for periods prior to August 15, 2023, reflect the Fund’s previous investment strategy. Updated performance information is available at the Fund’s website https://www.wcminvestfunds.com/, or by calling the Fund at 1-888-988-9801. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

Annual Total Return (before taxes) for Institutional Class Shares

For each calendar year at NAV

The year-to-date return as of March 31, 2024, was 6.15%.

Institutional Shares
Highest Calendar Quarter Return at NAV	16.38%	Quarter Ended 12/31/2023
Lowest Calendar Quarter Return at NAV	(23.50)%	Quarter Ended 06/30/2022

Average Annual Total Returns (for the periods ended December 31, 2023)	1 Year	Since Inception	Inception Date
Institutional Class Shares — Return Before Taxes	25.80%	(1.29)%	March 30, 2021
Institutional Class Shares — Return After Taxes on Distributions*	25.65%	(1.35)%	March 30, 2021
Institutional Class Shares — Return After Taxes on Distributions and Sale of Fund Shares*	15.36%	(0.99)%	March 30, 2021
Investor Class Shares — Return Before Taxes	25.65%	(1.52)%	March 30, 2021
MSCI ACWI ex USA Index (reflects no deduction for fees, expenses or taxes)	15.62%	0.33%	March 30, 2021

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After–tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

WCM Quality Dividend Growth Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

		Investor Class Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.65%		0.65%
Distribution (Rule 12b-1) fee		0.25%		None
Other expenses		2.19%		2.19%
Shareholder service fee	0.15%		0.15%
All other expenses	2.04%		2.04%
Total annual fund operating expenses		3.09%		2.84%
Fees waived and/or expenses reimbursed[1,2]		(1.85%)		(1.85%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1,2]		1.24%		0.99%

[1]	“Other Expenses” for the Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.
[2]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), professional fees related to services for the collection of foreign tax reclaims, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.24% and 0.99% of the average daily net assets of the Fund’s Investor Class and Institutional Class shares, respectively. This agreement is in effect through April 30, 2034, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Investor Class	$126	$393
Institutional Class	$101	$315

Performance

The Fund is new and does not have a full calendar year performance record to compare against other mutual funds or broad measures of securities market performance such as indices. Performance information will be available after the Fund has been in operation for one calendar year.